82-913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 7 June 2004

SUPPL

04030848

Dear Sir

Share Consolidation Ratio

Please find enclosed copies of the above announcements made to the London Stock Exchange on 7 June 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

dw 6/21

J Sainsbury plc

7 June 2004

J Sainsbury plc announces share consolidation ratio

On 26 March 2004, Sainsbury's announced the sale of Shaw's Supermarkets and the intention to return 35p per share to shareholders, approximately £680 million, by way of a B share scheme and share consolidation. The sale completed on 30 April 2004. The share consolidation ratio of 7 for 8 shares has now been set, based on a closing share price of 273p on 4 June 2004. This means for every 8 existing ordinary shares held at close of business on 16 July 2004, shareholders will received 8 B shares and 7 new ordinary shares. The original shares will be cancelled. As a result the number of shares in issue will reduce by 12.5 per cent, equivalent to approximately 243 million shares.

Further details will be contained in the shareholder circular, which will be sent out with the AGM documents this week. The proposed return of capital is subject to approval at the EGM, which will be held immediately after the AGM on 12 July 2004.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood

Notes:

KEY DATES		**2004**
AGM and EGM		12 July
Individual elections	Ordinary shares	16 July
	ADRs	13 July
Original shares cease trading		16 July
Ex and record date for B shares and consolidation	At close of business	16 July
New shares and B shares commence trading		19 July
Capital returned	Ordinary shares	26 July
	ADRs	29 July